1227 25th Street, N.W. Suite 200 West Washington, D.C. 20037 202-434-4660 Fax 202-434-4661 www.joneswalker.com

John J. Spidi Admitted in Massachusetts and the District of Columbia Direct Dial: 202-434-4670 Direct Fax: 202-434-8397 jspidi@joneswalker.com

April 27, 2015

VIA EDGAR

Michael Clampitt
Senior Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wells Financial Corp.
Pre-Effective Amendment No. 1 to
Registration Statement on Form S-1
File No. 333-202694

Dear Mr. Clampitt:

On behalf of the captioned Registrant, we are filing herewith Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (“Pre-Effective Amendment No. 1”).  Pre-Effective Amendment No. 1 reflects the Registrant’s responses to the staff letter of comment, dated April 7, 2015, as well as to certain comments of the federal bank regulators.  For ease of reference, each of the comments contained in the staff letter of comment are set forth below followed by the Registrant’s responses thereto.

Prospectus Cover Page

1.	We note that the offering price would have been $27.00 per share as of the date the registration statement was filed based on the formula set out in the prospectus. Please disclose whether there is a minimum offering price or minimum proceeds that need to be met in order for the offering to be completed. Make corresponding revisions where appropriate.

Disclosure has been added to the prospectus cover page and elsewhere to indicate the minimum dollar amount of common stock that must be sold in order to complete the offering.

Alabama ▪ Arizona ▪ California ▪ District of Columbia ▪ Florida ▪ Georgia ▪ Louisiana ▪ Mississippi ▪ New York ▪ Ohio ▪ Texas

Michael Clampitt

April 27, 2015

Summary

2.	Please provide an overview of your underwriting arrangement with Sterne, Agee & Leach, Inc. See the examples in Item 501(b)(8)(ii) of Regulation S-K.

The requested disclosure has been added to “Summary – The Offering”.

Reasons for the Conversion Merger, page 5

3.	Please also provide any potentially negative factors that the board considered in pursuing the conversion merger. Provide similar information for Wells under “Reasons for the Offering.” Make corresponding revisions where appropriate.

Disclosure of the potentially negative factors considered by the St. James and Wells boards has been added to “Summary” and to “The Conversion Merger and Offering”.

Reasons for the Offering, page 6

4.	We note that one of the reasons Wells is conducting the offering is to fulfill a condition for regulatory approval of the merger conversion. Please elaborate on the specific conditions that Wells will need to meet to receive such approval. Make corresponding revisions where appropriate.

The disclosure has been revised to elaborate on the specific conditions that the offering will fulfill and corresponding changes have been made in “The Conversion Merger and the Offering”.

Management After the Conversion Merger, page 11

5.	We note that up to five non-employee directors of St. James may serve in an advisory board capacity for up to one year following the conversion merger. To the extent known, please provide the names of the St. James directors who will comprise the advisory board. Make corresponding revisions where appropriate.

The disclosure has been revised to state that Wells Federal Bank will offer the five named non-employee directors of St. James seats on an advisory board. Corresponding revisions have been made in “The Merger”.

Risk Factors

The Agreement may be terminated in accordance with its terms and the conversion merger may not be completed, page 20

6.	Please state that the conversion merger may not be completed if Wells is unable to sell the minimum number of shares necessary to complete the offering.

The disclosure has been revised as requested.

Michael Clampitt

April 27, 2015

Expected voting control by directors, officers and other employees could enable insiders to prevent a merger that may provide that stockholders receive a premium for their shares, page 21

7.	We note that Wells officers and directors currently own 19.8% of outstanding Wells common stock. Please disclose the percentage of shares that this group is expected to own after completion of the offering.

The requested disclosure has been added.

We do not expect to remain a SEC-reporting company, which will reduce the amount of financial and other information available to stockholders, page 22

8.	Please provide similar disclosure in the summary and where appropriate throughout the prospectus.

Similar disclosure has been added to the Summary and already appears in “Supervision and Regulation – Federal Securities Laws”.

Pro Forma Book Value Impact of Transaction to Investors and Existing Stockholders, page 31

9.	Please revise the notes to the pro forma data to more clearly show the calculation of the weighted-average common shares outstanding used for pro forma per share calculations.

The notes to Pro Forma Data have been revised to show the calculation of weighted average shares outstanding.

10.	Please revise the notes to the pro forma data to present a preliminary allocation of the purchase price in a tabular format, detailing fair value adjustments to assets and liabilities and the recognition of any intangible assets. Additionally, we note your disclosure on page 32 that the fair value of the assets and liabilities of St. James are assumed to equal their pre-merger book value, with the exception of a core deposit intangible. Please explain to us if you have measured the fair value of the assets and liabilities of St. James for your pro forma disclosure. If not, please tell us why. If you have, please explain the basis for your conclusion that fair value equals pre-merger book value, especially for the loan portfolio.

The notes to the Pro Forma Data have been revised to present a preliminary allocation of the purchase price in tabular format, detailing fair value adjustments. The Company has conducted due diligence on St. James but has not determined what mark would be applied to the assets and liabilities of St. James. Based on its review, however, the Company does not believe any mark would be material.

Michael Clampitt

April 27, 2015

11.	Please revise the notes to the pro forma data to present the calculation of the purchase price in a tabular format.

The notes to the Pro Forma Data have been revised to the present calculation of the purchase price in a tabular format.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Operating Results for the Years Ended December 31, 2014 and 2013 – Income Tax Expense, page 40

12.	We note your disclosure that income tax expense decreased by $163,000 for 2014 when compared to 2013 and that upon completion and filing of the Wells Financial Corp 2013 income tax return you realized that you over accrued for income tax purposes and that the over accrual was reversed during the third quarter of 2014 resulting in a decrease in income tax expense. Please tell us all the facts and circumstances related to the over accrual and reversal, tell us if you believe this represents a correction of an error and provide us a SAB 99 materiality analysis.

SAB 99 Analysis

Summary

The Company inadvertently overstated income tax expense in 2013 by $100,000 and understated income tax expense in 2014 by $100,000 to correct the error.

Amounts and ratios impacted

	As of and for Year Ended December 31,
	2013			2014
	As Reported	As Adjusted	% Change	As Reported	As Adjusted	% Change
	(Dollars in thousands, except per share data)
Balance sheets:
Other assets	$1,402	$1,502	7.1%	$1,711	$1,711	-
Stockholders’ equity	23,741	23,874	0.4%	24,086	24,086	-
Book value per share	33.90	34.03	0.4%	35.86	35.86	-

Statements of income:
Income before income taxes	1,972	1,972	-	1,926	1,926	-
Income tax expense	786	686	(12.7)%	623	723	16.1%
Net income	1,186	1,286	8.4%	1,303	1,203	(7.8)%
Earnings per share
Basic	1.54	1.67	8.4%	1.72	1.59	(7.6)%
Diluted	1.54	1.67	8.4%	1.72	1.59	(7.6)%

Effective tax rate	39.9%	34.8%	(12.8)%	32.3%	37.5%	16.1%

Michael Clampitt

April 27, 2015

Criteria

The omission or misstatement of an item in a financial report is material if, in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgement of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

Analysis

The Company analyzes its financial data at the end of each year to estimate its income tax liability.  Later, when completing the tax return for December 31, 2013, it was determined that a $100,000 applied credit from 2012 had not been included in the tax calculation, resulting in an over accrual of the tax liability for 2013.  The error was not discovered until the second quarter of 2014.  Management evaluated the misstatement and determined that, due to the timing of the discovery of the error, the materiality of the error (less than 10% of reported net income), the fact that the error had no impact on income before taxes, and the costs associated with restatement of the 2013 financial statements, the error would be corrected in 2014. The Company believes the primary users of the financial statements are the potential investors in the proposed conversion/merger with St. James.  The Company believes its stock price, and the decision of the potential investors, are influenced primarily by its book value per share.  Book value per share was impacted by only 0.4% as of December 31, 2013, and is not impacted at all as of December 31, 2014.

In addition to its assessment of materiality mentioned above, the Company also considered the following considerations listed in SAB 99 as follows:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.
o	The amount of the misstatement was measurable at December 31, 2013, however, it was overlooked when calculating the tax liability.
•	Whether the misstatement masks a change in earnings or other trends.
o	Reported net income after tax for the year ended December 31, 2013 was $1,186,000 (EPS $1.54). Had the misstatement not occurred, net income after tax would have been $1,286,000 (EPS $1.67) for 2013.
o	Net income for the years ended December 31, 2011 and 2012 were $1,500,000 (EPS $1.91) and $1,592,000 (EPS $2.03), respectively. This misstatement did not mask a trend through 2013, since this was a drop in earnings either way.
o	Had the misstatement not occurred, 2014 net income would have been $1,203,000 (EPS $1.59), versus the reported amount of $1,303,000 (EPS $1.72). In any event, earnings for 2013 and 2014 are lower than historical amounts, and did not fluctuate significantly between years.
•	Whether the misstatement hides a failure to meet analyst’s consensus expectations.
o	Not applicable as the Company is not aware of any analysts that follow and report on its stock.

Michael Clampitt

April 27, 2015

•	Whether the misstatement changes a loss into income or vice versus.
o	No, the misstatement does not.
•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.
o	The Company consists of one reportable segment. Income taxes do not play a significant role in operations/profitability.
•	Whether the misstatement affects the registrant’s compliance with regulatory requirements.
o	The misstatement does not affect the Company’s compliance with regulatory requirements, including regulatory capital levels.
•	Whether the misstatement affects compliance with loan covenants or other contractual requirements.
o	The misstatement does not affect any loan covenants or other contractual requirements, including regulatory capital levels.
•	Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.
o	The misstatement had no effect on management’s compensation.
•	Whether the misstatement involves concealment of an unlawful transaction.
o	The misstatement did not conceal an unlawful transaction.

Conclusion

Upon completion of this review, management determined that the misstatement did not materially misstate the December 31, 2013 and 2014 financial statements, did not result from material weaknesses in the Company’s internal controls over financial reporting, and did not signify that the Company’s disclosure controls were ineffective.

The Company notes that as it relates to the disclosures in the current Form S-1 being filed, the Recent Developments section has been added, which shows the Company’s effective tax rate back at 38.8%, which is in line with management’s estimate for the effective tax rate going forward.

Lending Activities – Allowance for Loan Losses, page 56

13.	Please revise your MD&A to more comprehensively explain the reasons for trends in each component of the allowance for loan losses (individually evaluated, collectively evaluated, etc.) and the amount of the provision for loan losses recorded during the period when compared to observed changes in the credit quality of your loan portfolio. Please be as specific and detailed as needed to provide an investor with a clear understanding of the changes in credit risk of your loan portfolio and how these changes, as well as any other key drivers, impacted each component of the allowance for loan losses established at period end.

Michael Clampitt

April 27, 2015

We note, for example, your disclosure on page F-27 and F-28 that your allowance for loans collectively evaluated for impairment increased 18% or $238 thousand from $1,347 at December 31, 2013 to $1,585 thousand at December 31, 2014 but that classified loans, loans past due 90 days or more and total past due loans decreased during 2014 and in some cases decreased substantially. Counterbalancing these trends, we noted your total loan portfolio increased 10% during 2014. Please consider the interpretive guidance in SEC Financial Release No. 72, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations which can be found on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

A more comprehensive discussion of the changes on the components of the allowance for loan losses has been added to “Lending Activities – Allowance for Loan Losses.”

Management of Wells

Directors of Wells Financial Corp. and Wells Federal Bank, page 71

14.	We note your disclosure that Wells has seven directors; however, the table includes only six directors. Please reconcile your disclosure here.

The disclosure has been revised to state that there are six directors.

Transactions with Certain Related Persons, page 78

15.	Please provide the complete disclosure required by Instruction 4(c) to Item 404(a) of Regulation S-K as required by Item 1(n) of Form S-1.

The disclosure has been revised as requested.

The Conversion Merger and the Offering

General, page 80

16.	We note your disclosure that the completion of the offering and the conversion merger are “interdependent transactions.” Please provide this description where appropriate throughout the prospectus, including on the cover page and in the summary.

Disclosure regarding the interdependent nature of the offering and the conversion merger has been added to the cover page and the summary and elsewhere as appropriate.

17.	Please revise to disclose whether either company obtained a fairness opinion regarding the merger consideration.

Disclosure has been added to indicate that neither company received a separate fairness opinion.

Michael Clampitt

April 27, 2015

Plan of Distribution; Selling Agent Compensation, page 89

18.	Please disclose whether the Company has previously engaged the services of Sterne, Agee & Leach. To the extent they were material, please describe such prior engagements.

Disclosure has been added to indicate that the Registrant has not previously engaged the services of Sterne, Agee & Leach.

Independent Valuation of St. James, page 95

19.	Please disclose whether St. James has previously engaged the services of McAuliffe Financial. To the extent they were material, please describe such prior engagements.

Disclosure has been added to indicate that St. James has not previously engaged the services of McAuliffe Financial.

20.	Please indicate that McAuliffe’s appraisal report regarding St. James has been filed as an exhibit to the registration statement.

The requested disclosure has been added.

Material Income Tax Consequences, page 98

21.	We note your disclosure that the conversion of St. James will be “ignored” for federal income tax purposes. Please revise this disclosure to indicate that the conversion will have no material federal income tax consequences. Make corresponding revisions to your disclosure in Exhibit 8.1.

Exhibit 8.1 and the disclosure have been revised to state that the conversion will constitute a reorganization under Section 368(a)(1)(F) of the Internal Revenue Code and no gain or loss will be recognized by St. James as a result thereof.

Subscriptions by Directors and Executive Officers, page 103

22.	Please clarify by footnote or otherwise to clarify if directors and officers will purchase under a priority in the subscription offering or will purchase in the community offering, if shares are available.

Disclosure has been added to indicate that it is generally anticipated that directors and officers of St. James will purchase shares in the subscription offering and directors and officers of Wells will purchase shares in the community offering subject to the availability of shares.

Michael Clampitt

April 27, 2015

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Loans receivable, page F-9

23.	Please revise to disclose how you determine that future payments are reasonably assured in order to return a nonaccrual loan to accrual status or to classify a troubled debt restructuring as accruing. Specifically disclose if a borrower needs to make a certain number of monthly payments before returning a loan to accrual status.

The disclosure has been revised as requested.

Exhibit 8.2

24.	We note that the opinion assumes that the Minnesota income tax statute conformed to the Internal Revenue Code as of December 31, 2014. Because the purpose of the opinion, at least in part, is to confirm that the conversion merger will be treated similarly under both federal and state income tax laws, the seventh assumption in the opinion appears inappropriate. Please revise to exclude this assumption or provide the staff with an explanation and support.

Exhibit 8.2 has been revised to delete the seventh assumption.

25.	The opinion contained in Exhibit 8.1 states that the merger of St. James with and into the Bank will qualify as a reorganization, provided that the merger qualifies as a statutory merger under applicable state law. However, the opinion does not state that the merger will qualify as a statutory merger under applicable Minnesota law. Please either opine that the merger will qualify as a statutory merger in Exhibit 8.2 or revise Exhibit 8.1 to remove the qualifying language. Make corresponding revisions to your prospectus disclosure.

Exhibit 8.1 has been revised to note that the Registrant has received an opinion of Minnesota counsel that the merger will be treated as a statutory merger under Minnesota law.

Please confirm that the foregoing is responsive to the Staff’s comments.  Please contact the undersigned at the above number, Jim Stewart at (202) 434-4671 or James Marky at (202) 434-4388 if you have any questions or additional comments.

Sincerely,
/s/ John J. Spidi
John J. Spidi

Enclosures

Michael Clampitt

April 27, 2015

cc:	William Schroeder, Senior Assistant Chief Accountant

Joshua Samples, Staff Attorney

Michael Volley, Staff Accountant

Division of Corporation Finance

James D. Moll, Interim President

Wells Financial Corp.

Timothy Peterson, President

St. James Federal Savings and Loan Association

Randy Johnson, CPA

Jon Schulte, CPA

McGladrey LLP

Robert Toma

Allan Jean

Sterne Agee & Leach, Inc.

Steve Johnson, Esq.

Elizabeth Sanberg, Esq.

Lindquist & Vennum LLP

Jennifer King, Esq.

Vedder Price P.C.